UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41634

HUB Cyber Security Ltd.
(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.
Tel Aviv 6473403, Israel
+972-3-924-4074
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40.

Form 20-F ☒              Form 40-F ☐

CONTENTS

Executive Transition

On March 31, 2026, Hub Cyber Security (the “Company”) announced that Noah Hershcoviz had resigned from his position as Chief Executive Officer of the Company and a member of the Company’s Board of Directors, effective immediately. Renah Persofsky, the Active Chairperson of the Board, will take on a greater role in the management of the Company, while the Company seeks to find a suitable interim replacement for Mr. Hershcoviz, which it hopes to announce shortly. The Company intends to commence a search for qualified candidates to serve as a new permanent CEO in the coming days.

On March 31, 2026, the Company issued a press release announcing the above-referenced matters. A copy of this press release is attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: April 1, 2026	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller
Chief Financial Officer

3